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                                                                    Exhibit 99.2

                       [Highfields Capital Management LP]

April 10, 2003

BY FAX

Mr. Landon Rowland
Chairman of the Board
Janus Capital Group Inc.
100 Fillmore Street
Denver, CO 80206

Dear Landon,

Over the past several months, Janus management has often assured us that it would be responsive to shareholder interests, but its actions have not measured up to its promise. Now we read with great disappointment the Janus Proxy Statement for its upcoming Annual Meeting. The Proxy Statement is a prime example of the management policy voiced to us in Denver in February: Janus will provide shareholders with the least information it believes possible under SEC rules, even if counter to the principles of full and fair disclosure underpinning those rules. In this and other recent filings, the Company demonstrates its unfounded belief that SEC rules sanction incomplete disclosures as a substitute for meaningful information regarding executive compensation and governance matters.

We disagree. Your SEC filings are deficient under both specific disclosure requirements, and the overarching prohibition on proxy material omitting material information relevant to a shareholder's voting decision. Beyond specific defects, management's filings constitute a breach of faith with its shareholders, one that is particularly egregious for a company whose business it is to invest as a fiduciary in the public markets.

Accordingly we will be casting our votes against approval of the Management Incentive Compensation Plan, the performance measures for the Long Term Incentive Stock Plan and the election of the three directors nominated for election.

With proxy season upon us, we are compelled to confront the Company's penchant for adopting overly narrow interpretations of disclosure rules as a means to withhold or obfuscate material information. Management has already acknowledged using this approach to delay disclosing key elements of the recent reorganization, ranging from adoption of new Bylaws (in December 2002), approval of new executive compensation plans (in August and December 2002), as well as providing Janus employees approval rights over changes in the Board of Directors (August 2002). These are matters that should have been disclosed to shareholders promptly and

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completely. Instead, the Company delayed disclosure until after control of the
Company could be shifted to a few Janus employees and their handpicked Board of Directors.

The Proxy Statement continues this unfortunate pattern of omission and misdirection. Here are just a few examples:

o The "Executive Compensation" table provides information for six senior executives; not a single one, however, is currently employed as an operating officer of the Company. Furnishing information solely regarding former employees is a sleight of hand that fails the test of reasonableness. Helen Hayes, Mark Whiston and other current officers were employed and paid substantial compensation by the now-combined Company in 2002, and were certainly among the five highest paid employees last year. They have been openly running the business since September 2002. Good sense points to their compensation being relevant (indeed, the most relevant) information for this Proxy Statement. Good faith dictates that the Company disclose it. Your failure to do so is both irresponsible and inconsistent with SEC rules that require disclosure since Ms. Hayes and Mr. Whiston apparently are among only six employees selected to participate in the Management Incentive Plan presented for shareholder approval.

o Following the Executive Compensation table is a statement that "There may be Company employees whose compensation exceeds that of the named executive officers. If this is the case, such persons are not named in the table because they are not executive officers of the Company." We infer that this is intended to justify the omission of compensation details for Mr. Whiston and Ms. Hayes, as well as Mr. James Goff, all of whom functioned as executive officers since September 2002. Even if the table is required to show past officers, it would be a simple matter to include current executives as well. It is required both because of their status, and because of the requirement not to omit material information. Not doing so is another example of management relying on form to avoid revealing substance.

o The intensive effort to shield Ms. Hayes' compensation and stock awards has been particularly galling. Ms. Hayes is a director of the Company, Managing Director of Investments of Janus Capital Management LLC, the Chief Investment Officer and is repeatedly held out as the leader of investment strategy and therefore the successor to founder Thomas Bailey. Yet the Company has avoided making her a corporate officer, apparently believing this is a sufficient justification to keep secret her compensation history and future entitlements. On the contrary, as Ms. Hayes is a director, such information is required by SEC rules as "remuneration from the registrant or its subsidiaries", as well because she is eligible to participate under the new compensation plans proposed in the Proxy Statement. Shareholders have a right to know the actual compensation of this key senior executive and director, yet the Company will only provide a five-year old employment contract with no actual amounts or measuring criteria. (In fact, she appears to be the only unnamed participant of the six employees selected for awards under the proposed Management Incentive Plan.)

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     Similar contortions are used to mask the size of equity awards made to Ms.
     Hayes. Following the March 12, 2003, LLC share conversion, Ms. Hayes owned 956,707 shares of Janus Common Stock, as reported on March 20 (several days late) in a Form 4 Report. SEC proxy rules require that the April 3 Proxy Statement disclose director and officer stock ownership as of the "latest practicable date" and your Proxy Statement uses April 3 as such date for certain management stock information. However, the Company chose to reach back and only report Ms. Hayes share ownership as of March 11, rather than openly show her receipt of approximately $10 million of Janus stock on March 12. This use of stale information results in the 2002 equity awards, and therefore the compensation, of Ms. Hayes and other directors and officers being under-reported in the Proxy Statement.

o Regarding the Nominating and Corporate Governance Committee, the Proxy Statement explicitly states that "each member of the committee meets the independence requirements of the NYSE." This is directly contrary to management's prior acknowledgement that James P. Craig is not independent, having been employed by Janus as recently as September 2000. Whether "independent" is measured by pre-existing NYSE independence standards for audit committees or the pending new NYSE independence standards, management knows that Mr. Craig does not meet the test. Accordingly, the statement either is false, or at the least demonstrates management's effort to mislead shareholders through linguistic games and a contrived reading of rules. This is all the more disturbing since management has designated Mr. Craig as the "independent" Chairman of the Committee. Rather than acknowledge that you have awarded this important post to an insider (contrary to all current wisdom and practice), you lead shareholders to believe that the director selection process is controlled by an independent Chairman of a fully independent committee (an impression also in conflict with the undisclosed rights given to Janus employees, and described below).

o Perhaps the most outrageous omission in the Company's filings is the failure to disclose an August 2002 agreement to give Ms. Hayes, Mr. Whiston and other Janus employees approval rights over changes to the Company's Board of Directors. Under the 2002 Agreement and Plan of Merger, the Company agreed to a specific slate of public-company directors, and provided that this agreement could not be changed without the approval of a majority of the employee/owners of the Janus subsidiary. Even more, the same employee approval is required to alter any pre-existing compensation or benefit plan (or for that matter, any employee policy). This material agreement was not filed with the Company's Form 10-Q in November, 2002, any of the Form 8-Ks filed thereafter, or even with the Annual Report on Form 10-K filed last month.

     In response to our seeking disclosure of this Agreement for all shareholders, management responded that such disclosure is not necessary, since the agreement is available from the files of the Colorado Secretary of State. The absurdity of this

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     position is evidenced by the fact that SEC rules require many such public records to be filed as exhibits, and you have done so with such others (having even filed the Colorado Certificate of Merger for the January 2003 Reorganization). It is nothing more than a pretext to avoid giving shareholders ready access to a material agreement that affects corporate control, executive compensation and areas of potential self-dealing. Apart from the obvious materiality of such agreements, since (as your own Proxy Statement points out) the Merger Agreement resulted in a change of control, SEC rules require that this agreement, and any other similar understandings, be described in detail in the Proxy Statement.

Management apparently believes that artful manipulation of documentation and dates can buy it a year or more of secrecy on these matters and avoid the scrutiny of its public shareholders. They are wrong. If the past two years have made anything clear, it is that the proxy and other SEC rules require more than mere technical compliance as a device to evade meaningful disclosure. If the Janus people want to operate a public company, then they must conduct its business in a manner that respects the Company's owners and the principles of full and fair disclosure. Your shareholders expect and deserve as much.

In his letter to shareholders in the Berkshire Hathaway 2002 Annual Report, Warren Buffett eloquently articulates the need to reform the deplorable state of corporate governance. He states that directors "should behave as if there was a single absentee owner." You of all people should heed this advice; funds managed by Janus currently have a $1 billion investment in Berkshire Hathaway. The lack of respect Janus exhibits for its shareholders (not to mention its regulators) certainly fails under this, or any other contemporary standard and will not be tolerated.

Sincerely,

Jonathon S. Jacobson

cc: Board of Directors